UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-14846

ANGLOGOLD ASHANTI (PTY) LTD
(formerly known as AngloGold Ashanti Limited)
(Exact name of registrant as specified in its charter)

112 Oxford Road
Houghton Estate, Johannesburg, 2198
(Private Bag X 20, Rosebank, 2196)
South Africa
+27 (0)11 637-6000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, par value 25 South African cents
Guarantee of AngloGold Ashanti Holdings plc’s 3.375% Notes due 2028
Guarantee of AngloGold Ashanti Holdings plc’s 3.750% Notes due 2030
Guarantee of AngloGold Ashanti Holdings plc’s 6.500% Notes due 2040
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Ordinary Shares, par value 25 South African cents:  One*
Guarantee of AngloGold Ashanti Holdings plc’s 3.375% Notes due 2028:  None*
Guarantee of AngloGold Ashanti Holdings plc’s 3.750% Notes due 2030:  None*
Guarantee of AngloGold Ashanti Holdings plc’s 6.500% Notes due 2040:  None*

* Effective on September 25, 2023, the reorganization undertaken by AngloGold Ashanti (Pty) LTD (formerly known as AngloGold Ashanti Limited) (“AGA”) to establish a new holding company incorporated under the laws of England and Wales, AngloGold Ashanti plc (“NewCo”), was completed (the “Reorganization”).  The Reorganization was effected through three sequential, separate and fully interconditional steps, as described in NewCo’s registration statement on Form F-4 (Registration Statement No. 333-272867) filed with the U.S. Securities and Exchange Commission, consisting of (i) AGA effecting a distribution in specie to all holders of ordinary shares of AGA (“AGA Ordinary Shares”), pursuant to which AGA directed NewCo, its then wholly owned subsidiary, to issue 46,000 ordinary shares of NewCo (“NewCo Ordinary Shares”) to such AGA shareholders on a pro rata basis, resulting in NewCo ceasing to be a subsidiary of AGA; (ii) NewCo making and AGA accepting an irrevocable offer to purchase 100 percent (100%) of the shares in AngloGold Ashanti Holdings plc (“AGAH”), which held all of the operations and assets of AGA and its subsidiaries located outside of the Republic of South Africa (the “AGAH Sale”); and (iii) AGA implementing a scheme of arrangement pursuant to Section 114(1) and Section 115 of the South African Companies Act, No. 71 of 2008, as amended (the “South African Companies Act”), pursuant to which AGA shareholders exchanged their AGA Ordinary Shares for respective pro rata portions of the NewCo Ordinary Shares (the “Scheme”).  As a result of the Reorganization, AGA became a direct subsidiary of NewCo.

The AGAH Sale, which was consummated on September 23, 2023, constituted the sale of AGA’s properties and assets substantially as an entirety to NewCo.  As a result, on September 23, 2023, AGAH, AGA, NewCo and The Bank of New York Mellon (the “Trustee”) entered into an indenture supplemental to the indenture, dated as of April 28, 2010, among AGAH, as issuer, AGA, as guarantor, and the Trustee (as supplemented, the “Indenture”), whereby NewCo succeeded to AGA as guarantor of all bonds previously issued and to be issued by AGAH under the Indenture, including $750,000,000 aggregate principal amount of AGAH’s 3.375% Notes due 2028, $700,000,000 aggregate principal amount of AGAH’s 3.750% Notes due 2030 and $300,000,000 aggregate principal amount of AGAH’s 6.500% Notes due 2040 (collectively, the “AGAH Notes”).

NewCo became the successor issuer to AGA pursuant to Rule 12g-3(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), effective, with respect to the AGA Ordinary Shares, upon completion of the Reorganization and, with respect to the guarantees of the AGAH Notes, upon consummation of the AGAH Sale. This Form 15 relates solely to the reporting obligations of AGA under the Exchange Act, and does not affect the reporting obligations of NewCo as its successor issuer under the Exchange Act.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, AngloGold Ashanti (Pty) LTD has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ANGLOGOLD ASHANTI (PTY) LTD

Date: October 5, 2023	By:	/s/ Ian Kramer
		Name:	Ian Kramer
		Title:	Authorized Signatory